Exhibit 99.1

DDC Enterprise Limited Announces First Half of 2026 Unaudited Financial Results

●	Total revenue was US$20.2 million, representing 29% year-over-year growth versus US$15.6 million in 1H2025

●	Core food business delivered positive Non-GAAP Adjusted EBITDA of US$1.2 million for 1H2026

●	The Company held 2,899 BTC as of the date of press release compared to 1,181 BTC as of December 31, 2025

●	Board authorized 18-month share repurchase program of up to US$10 million or 20% of outstanding Class A ordinary shares, whichever is lower

New York, September 2, 2026 (GLOBE NEWSWIRE) – DDC Enterprise, Limited (the “Company”, “we” or “DDC”) (NYSE Amex: DDC), today announced its unaudited financial results for the first six months of 2026.

Operational and Financial Highlights for the First Half of 2026

The Company’s core Asian food business delivered robust top line expansion during the first half of 2026. Total revenue reached US$20.2 million, growing approximately 29% year-over-year, fueled by broader retail penetration and expanded distribution reach for our culinary brand portfolio.

Gross profit amounted to US$6.1 million in the first half of 2026, representing 17.5% year-over-year growth compared to US$5.2 million in the same period of 2025. Gross margin experienced a modest decline from 33.4% in 1H2025 to 30.4% in 1H2026, as the Company strategically expanded its footprint into higher volume sales channels to drive top line scale.

The Company reported a net loss of US$38.4 million for the first half of 2026, which was largely driven by non-cash mark-to-market unrealized fair value losses on its Bitcoin treasury holdings of US$34.3 million. These accounting adjustments do not represent operating cash outflow from the Company’s core food business.

Adjusted EBITDA is a Non-GAAP financial measure. Please refer to the end of this release for its definition and reconciliation to the GAAP net loss. The Company’s core food business delivered positive Non-GAAP Adjusted EBITDA of US$1.2 million for 1H2026, demonstrating material operating leverage from its food operations.

As of the date of this press release, cash and cash equivalents were US$2.5 million. Together with the short-term investments totaled US$21.6 million, providing solid liquidity buffer for working capital requirements, food business scaling and prudent future Bitcoin treasury deployments.

As of June 30, 2026, the Company’s net debt balance was US$10.2 million, compared to US$60.6 million as of December 31, 2025. The loans pledged by digital assets amounted US$ 51.0 million were repaid in the first half of 2026. The Company presents net debt as management believes this metric is useful for investors in evaluating the Company’s leverage and liquidity profile. Net debt is defined as total interest-bearing debts less cash and cash equivalents and short-term investments. Total interest-bearing debt consists of loans pledged by digital assets, short-term debts, current portion of long-term debts and long-term debts, excluding operating liabilities such as accounts payable and accrued expenses.

As of the date of this press release, the Company held 2,899 Bitcoin versus 1,181 Bitcoin as of December 31, 2025, representing a 145% increase since the start of 2026. In the first half of 2026, the Company mainly use the proceeds from equity to accumulate Bitcoin. Future Bitcoin acquisitions will be evaluated holistically against market conditions, balance sheet liquidity, risk parameters and expected per share value accretion.

On July 1, 2026, the Board of Directors approved a share repurchase program authorizing repurchases of up to US$10 million or 20% of outstanding Class A ordinary shares, whichever is lower, for an 18-month window. The program gives management flexibility to deploy capital into share buybacks when such action delivers attractive risk adjusted returns for shareholders. The authorization does not oblige the Company to execute any repurchases and may be modified, suspended or terminated by the Board at any time.

Management Commentary

Norma Chu, Founder, Chairwoman and Chief Executive Officer of DDC Enterprise Limited commented, “The first half 2026 results mark meaningful progress on our dual mandate strategy: our core Asian food business delivered strong revenue growth and achieved positive Adjusted EBITDA, demonstrating tangible operational improvement in our primary operating franchise. Meanwhile we maintain our strategic framework under which Bitcoin serves as a core corporate reserve asset, complementing our primary food business. GAAP results are subject to volatility stemming from non-cash Bitcoin mark-to-market accounting adjustments. We advanced our Bitcoin treasury objective by accumulating 2,899 Bitcoin at the date of this press release. Together with our newly authorized share repurchase program, we now possess multiple capital allocation levers to build long-term shareholder value. Moving forward we will continue balancing investment in food business scaling with prudent treasury decisions while safeguarding corporate liquidity”.

ABOUT DDC

DDC Enterprise Limited (NYSEAMERICAN: DDC) is participating proactively in the corporate Bitcoin treasury evolution while maintaining its foundation as a leading global Asian food platform. The Company has strategically positioned Bitcoin as a core reserve asset while continuing to expand its portfolio of culinary brands. DDC is at the forefront of public companies integrating Bitcoin into their financial architecture. For more information, visit www.ddc.xyz.

Use of Non-GAAP Financial Measures

Adjusted EBITDA is a Non-GAAP financial measure. The Company uses Adjusted EBITDA, Non-GAAP financial measures, in evaluating its operating results and for financial and operational decision making purposes. The Company defines Adjusted EBITDA as net income/(loss) excluding interest expense, interest income, income tax expense, impairment losses, depreciation and amortization, non-cash mark-to-market fair value adjustments associated with financial instruments, including Bitcoin holdings, and share based compensation. Adjusted EBITDA should not be considered in isolation or as a substitute for net income/(loss) or any other measure of financial performance calculated in accordance with U.S. GAAP.

For more information on the Non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth in this announcement.

Safe Harbor Statement

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “in the process of,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. DDC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about DDC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the implementation and performance of DDC’s Bitcoin strategy; fluctuations in the price of Bitcoin and other digital assets; performance of its joint ventures; DDC’s growth and capital allocation strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to DDC’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in DDC’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and DDC undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations:

pr@ddc.xyz

Media:

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DDC ENTERPRISE LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
INCOME/(LOSS)

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	US$

Product revenues	111,909,938	136,747,757	20,154,126

Cost of products	(74,575,130)	(95,209,573)	(14,032,155)

Gross profit	37,334,808	41,538,184	6,121,971

Operating expenses:
Fulfilment expenses	(2,877,103)	(4,042,980)	(595,862)
Sales and marketing expenses	(2,517,469)	(4,820,391)	(710,438)
General and administrative expenses	(14,304,907)	(24,796,325)	(3,654,526)
Share based compensation	(3,151,323)	(21,754,719)	(3,206,249)
Total operating expenses	(22,850,802)	(55,414,415)	(8,167,075)

Income/(loss) from operations	14,484,006	(13,876,231)	(2,045,104)

Interest expenses	(1,173,379)	(15,318,820)	(2,257,715)
Interest income	675,860	6,208,417	915,007
Foreign currency exchange loss, net	(5,560)	-	-
Other income	1,162,890	2,172,663	320,211
Unrealized gain/(loss) on digital assets	27,566,664	(232,541,989)	(34,272,447)

Income/(loss) before income tax expenses	42,710,481	(253,355,960)	(37,340,048)

Income tax expense	(5,576,837)	(7,288,227)	(1,074,152)
Net income/(loss)	37,133,644	(260,644,187)	(38,414,200)

Net income/(loss) attributable to ordinary shareholders	37,133,644	(260,644,187)	(38,414,200)

Net income attributable to non-controlling interest	8,990,337	8,745,872	1,288,982

Net income/(loss) attributable to DDC Enterprise Limited	28,143,307	(269,390,059)	(39,703,182)

DDC ENTERPRISE LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
INCOME/(LOSS) – (Continued)

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	US$

Other comprehensive income, net of nil income taxes:
Foreign currency translation adjustment, net of nil income taxes	(4,334,444)	(7,916,256)	(1,166,712)
Net unrealized gains on available-for-sale debt Securities	8,485,964	(972,717)	(143,361)

Total other comprehensive income	4,151,520	(8,888,973)	(1,310,073)

Comprehensive income/(loss):	41,285,164	(269,533,160)	(39,724,273)
Comprehensive income attributable to non-controlling interests	8,990,337	8,745,872	1,288,982

Comprehensive income/(loss) attributable to DDC Enterprise Limited	32,294,827	(278,279,032)	(41,013,255)

Net income/(loss) per ordinary share
— Basic and diluted – Class A	7.41	(7.91)	(1.17)
— Basic and diluted – Class B	-	-	-

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
— Basic and diluted – Class A	3,798,369	34,072,617	34,072,617
— Basic and diluted – Class B	875,000	1,750,000	1,750,000

DDC ENTERPRISE LIMITED

CONSOLIDATED BALANCE SHEETS

	As of	As of
	December 31,	June 30,
	2025	2026
	(Audited)	(Unaudited)
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	21,121,206	4,925,383	725,912
Restricted cash	16,828	-	-
Short-term investment	130,400,312	129,427,595	19,075,267
Accounts receivable, net	41,564,871	40,894,396	6,027,088
Inventories	8,229,291	9,344,044	1,377,142
Prepayments and other current assets	383,805,123	402,771,272	59,361,139

Total current assets	585,137,631	587,362,690	86,566,548

Non-current assets
Property, plant and equipment, net	303,325	226,016	33,311
Operating lease Right-of-use assets	8,581,133	7,474,341	1,101,582
Intangible assets, net	1,610,713	1,335,790	196,871
Goodwill	4,973,027	4,973,027	732,933
Digital assets	730,150,140	1,098,494,475	161,898,052
Other non-current assets	64,814,066	73,307,126	10,804,133

Total non-current assets	810,432,404	1,185,810,775	174,766,882

Total assets	1,395,570,035	1,773,173,465	261,333,430

DDC ENTERPRISE LIMITED
CONSOLIDATED BALANCE SHEETS – (Continued)

	As of	As of
	December 31,	June 30,
	2025	2026
	(Audited)	(Unaudited)
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	37,430,000	35,050,800	5,165,849
Current portion of long-term bank borrowings	549,012	608,033	89,613
Accounts payable	25,524,921	27,373,609	4,034,371
Contract liabilities	13,977,338	11,645,751	1,716,371
Shareholder loans, at amortized cost	23,207,757	21,449,891	3,161,323
Amounts due to related parties	8,160,511	5,413,606	797,867
Accrued expenses and other current liabilities	557,130,576	217,319,173	32,028,882
Current portion of lease liabilities	2,047,880	1,392,622	205,247

Total current liabilities	668,027,995	320,253,485	47,199,523

Non-current liabilities
Long-term bank borrowings	3,876,918	3,486,980	513,917
Operating lease liabilities	6,405,503	5,942,889	875,873
Shareholder loans, at amortized cost	16,483,576	16,483,576	2,429,378
Convertible loans, at amortized cost	137,501,657	126,228,857	18,603,831
Deferred tax liabilities	1,264,873	1,264,873	186,419
Other non-current liabilities	10,405,554	10,405,554	1,533,589

Total non-current liabilities	175,938,081	163,812,729	24,143,007

Total liabilities	843,966,076	484,066,214	71,342,530

DDC ENTERPRISE LIMITED
CONSOLIDATED BALANCE SHEETS – (Continued)

	As of	As of
	December 31,	June 30,
	2025	2026
	(Audited)	(Unaudited)
	RMB	RMB	US$

Shareholders’ equity
Class A ordinary shares (US$0.4 par value per share, 200,000,000 shares and 200,000,000 shares authorized as of December 31, 2025 and June 30, 2026, respectively; 23,281,620 shares and 45,627,607 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	65,584,619	126,326,916	18,618,284
Class B ordinary shares (US$0.016 par value per share, 1,750,000 shares and 1,750,000 shares authorized, issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	196,479	196,479	28,957
Convertible Preferred Shares	230,544,640	-	-
Additional paid-in-capital	2,498,773,335	3,675,612,130	541,718,196
Accumulated deficit	(2,171,283,787)	(2,440,673,846)	(359,710,814)
Accumulated other comprehensive loss	(125,758,629)	(134,647,602)	(19,844,601)
Total shareholders’ equity attributable to DDC Enterprise Limited	498,056,657	1,226,814,077	180,810,022

Non-controlling interest	53,547,302	62,293,174	9,180,878

Total shareholders’ equity	551,603,959	1,289,107,251	189,990,900

Total liabilities and shareholders’ equity	1,395,570,035	1,773,173,465	261,333,430

DDC ENTERPRISE LIMITED
UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Net income/(loss)	37,133,644	(260,644,187)	(38,414,200)
Add:
Income tax expense	5,576,837	7,288,227	1,074,152
Interest expenses	1,173,379	15,318,820	2,257,715
Interest income	(675,860)	(6,208,417)	(915,007)
Foreign currency exchange loss, net	5,560	-	-
Other income	(1,162,890)	(2,172,663)	(320,211)
Unrealized (gain)/loss on digital assets	(27,566,664)	232,541,989	34,272,447
Depreciation and amortization	868,908	261,982	38,611
Share based compensation	3,151,323	21,754,719	3,206,249
Adjusted EBITDA	18,504,237	8,140,470	1,199,756